Exhibit 21.1

American Software, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
American Software Research and Development LLC	Georgia
American Software USA, LLC	Georgia
ASI Properties II, LLC	Georgia
Logility, Inc.	Georgia
New Generation Computing, Inc.	Florida
The Proven Method, Inc.	Georgia
Demand Management, Inc.	Georgia
AdapChain Solutions PVT LTD	India
Logility NZ (UC)	New Zealand